MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT SEPTEMBER 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

REF                 CONCEPTS                              QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                        ----------------------  -----------------------
S                                                          Amount           %         Amount          %
-------------------------------------------------------------------------------------------------------

 1   TOTAL ASSETS .............................          19,289,587       100      13,826,399       100
 2   CURRENT ASSETS ...........................           8,417,596        44       6,188,699        45
 3   CASH AND SHORT-TERM INVESTMENTS ..........           2,251,710        12       1,745,259        13
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..           2,981,533        15       1,975,451        14
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..           1,452,704         8         952,119         7
 6   INVENTORIES ..............................           1,513,363         8       1,344,801        10
 7   OTHER CURRENT ASSETS .....................             218,286         1         171,069         1
 8   LONG-TERM ................................           8,277,249        43       4,828,945        35
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..           4,270,820        22         438,149         3
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED ..........             843,789         4         894,108         6
11   OTHER INVESTMENTS ........................           3,162,640        16       3,496,688        25
12   PROPERTY, PLANT AND EQUIPMENT ............           1,111,083         6       1,321,899        10
13   PROPERTY .................................             564,532         3         921,015         7
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .           1,911,548        10       2,134,720        15
15   OTHER EQUIPMENT ..........................             353,199         2         619,372         4
16   ACCUMULATED DEPRECIATION .................           1,759,368         9       2,357,178        17
17   CONSTRUCTION IN PROGRESS .................              41,172         0           3,970         0
18   DEFERRED ASSETS (NET) ....................           1,483,659         8       1,486,856        11
19   OTHER ASSETS .............................                   0         0               0         0

20   TOTAL LIABILITIES ........................          13,618,081       100      10,538,643       100

21   CURRENT LIABILITIES ......................           6,934,144        51       6,825,540        65
22   SUPPLIERS ................................           1,325,482        10       1,123,097        11
23   BANK LOANS ...............................           1,191,466         9       1,031,983        10
24   STOCK MARKET LOANS .......................              10,467         0       1,125,270        11
25   TAXES TO BE PAID .........................             109,781         1         115,144         1
26   OTHER CURRENT LIABILITIES ................           4,296,948        32       3,430,046        33
27   LONG-TERM LIABILITIES ....................           6,241,856        46       3,390,216        32
28   BANK LOANS ...............................           3,365,106        25       3,050,816        29
29   STOCK MARKET LOANS .......................           2,852,769        21         184,267         2
30   OTHER LOANS ..............................              23,981         0         155,133         1
31   DEFERRED LOANS ...........................              12,058         0          12,227         0
32   OTHER LIABILITIES ........................             430,023         3         310,660         3

33   CONSOLIDATED STOCK HOLDERS' EQUITY .......           5,671,506       100       3,287,756       100


34   MINORITY INTEREST ........................             432,784         8         163,139         5
35   MAJORITY INTEREST ........................           5,238,722        92       3,124,617        95
36   CONTRIBUTED CAPITAL ......................           8,894,951       157       6,430,681       196
37   PAID-IN CAPITAL STOCK (NOMINAL) ..........           3,173,580        56         686,928        21
38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....           1,025,992        18         943,081        29
39   PREMIUM ON SALES OF SHARES ...............           4,695,379        83       4,800,672       146
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                   0         0               0         0
41   CAPITAL INCREASE (DECREASE) ..............          -3,656,229       -64      -3,306,064      -101
42   RETAINED EARNINGS AND CAPITAL RESERVE ....          -4,583,123       -81      -3,477,002      -106
43   REPURCHASE FUND OF SHARES ................           1,433,229        25       1,433,229        44
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY ..........................          -345,198          -6        -302,585        -9

45   NET INCOME FOR THE YEAR ..................          -161,137          -3        -959,706       -29

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT SEPTEMBER 30 OF 2004 AND 2003
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF                 CONCEPTS                              QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                        ----------------------  -----------------------
S                                                          Amount           %         Amount          %
-------------------------------------------------------------------------------------------------------
 3   CASH AND SHORT-TERM INVESTMENTS ..........           2,251,710       100       1,745,259       100
46   CASH .....................................             683,867        30         387,526        22
47   SHORT-TERM INVESTMENTS ...................           1,567,843        70       1,357,733        78

18   DEFERRED ASSETS (NET) ....................           1,483,659       100       1,486,856       100
48   AMORTIZED OR REDEEMED EXPENSES ...........             563,293        38         411,161        28
49   GOODWILL .................................                   0         0               0         0
50   DEFERRED TAXES ...........................             920,366        62       1,075,695        72
51   OTHERS ...................................                   0         0               0         0

21   CURRENT LIABILITIES ......................           6,934,144       100       6,825,540       100
52   FOREING CURRENCY LIABILITIES .............           3,938,310        57       3,836,503        56
53   MEXICAN PESOS LIABILITIES ................           2,995,834        43       2,989,037        44

24   STOCK MARKET LOANS .......................              10,467       100       1,125,270       100
54   COMMERCIAL PAPER .........................                   0         0           2,320         0
55   CURRENT MATURITIES OF MEDIUM TERM NOTES ..                   0         0               0         0
56   CURRENT MATURITIES OF BONDS ..............              10,467       100       1,122,950       100

26   OTHER CURRENT LIABILITIES ................           4,296,948       100       3,430,046       100
57   OTHER CURRENT LIABILITIES WITH COST ......              24,057         1          78,536         2
58   OTHER CURRENT LIABILITIES WITHOUT COST ...           4,272,891        99       3,351,510        98

27   LONG-TERM LIABILITIES ....................           6,241,856       100       3,390,216       100
59   FOREING CURRENCY LIABILITIES .............           5,377,943        86       1,880,849        55
60   MEXICAN PESOS LIABILITIES ................             863,913        14       1,509,367        45

29   STOCK MARKET LOANS .......................           2,852,769       100         184,267       100
61   BONDS ....................................                   0         0               0         0
62   MEDIUM TERM NOTES ........................           2,852,769       100         184,267       100

30   OTHER LOANS ..............................              23,981       100         155,133       100
63   OTHER LOANS WITH COST ....................              23,981       100         155,133       100
64   OTHER LOANS WITHOUT COST .................                   0         0               0         0

31   DEFERRED LOANS ...........................              12,058       100          12,227       100
65   NEGATIVE GOODWILL ........................                   0         0               0         0
66   DEFERRED TAXES ...........................                   0         0               0         0
67   OTHERS ...................................              12,058       100          12,227       100

32   OTHER LIABILITIES ........................             430,023       100         310,660       100
68   RESERVES .................................             430,023       100         310,660       100
69   OTHERS LIABILITIES .......................                   0         0               0         0

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK            -345,198       100        -302,585       100
      HOLDERS EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY POSITION                  0         0               0         0
71   INCOME FROM NON-MONETARY POSITION ASSETS .            -345,198       100        -302,585       100

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 3 YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF              CONCEPTS                        QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR              FINANCIAL YEAR
                                                 ------------------         --------------------
S                                                           Amount                      Amount
-----------------------------------------------------------------------------------------------

72    WORKING CAPITAL .........................           1,483,452                   -636,841
73    PENSIONS FUND AND SENIORITY PREMIUMS ....               5,141                     58,672
74    EXECUTIVES (*) ..........................                  15                         35
75    EMPLOYERS (*) ...........................               2,870                      3,133
76    WORKERS (*) .............................               7,327                      6,872
77    CIRCULATION SHARES (*) ..................       1,865,054,114                621,561,433
78    REPURCHASED SHARES (*) ..................                   0                          0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

REF          CONCEPTS                                     QUARTER OF PRESENT        QUARTER OF PREVIOUS
R                                                           FINANCIAL YEAR             FINANCIAL YEAR
                                                          -------------------       -------------------
                                                            Amount          %          Amount         %
-------------------------------------------------------------------------------------------------------
 1   NET SALES ................................           8,930,831       100       6,884,386       100
 2   COST OF SALES ............................           7,836,611        88       6,261,460        91
 3   GROSS INCOME .............................           1,094,220        12         622,926         9
 4   OPERATING ................................             803,094         9         667,584        10
 5   OPERATING INCOME .........................             291,126         3         -44,658        -1
 6   TOTAL FINANCING COST .....................              87,751         1         320,440         5
 7   INCOME AFTER FINANCING COST ..............             203,375         2        -365,098        -5
 8   OTHER FINANCIAL OPERATIONS ...............              65,864         1         110,380         2
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................             137,511         2        -475,478        -7
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................             298,291         3         336,816         5
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................            -160,780        -2        -812,294       -12
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............              13,710         0        -165,503        -2
13   CONSOLIDATED NET INCOME OF CONTINUOUS ....            -147,070        -2        -977,797       -14

14   INCOME OF DISCONTINUOUS OPERATIONS .......                   0         0               0         0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................            -147,070        -2        -977,797       -14
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                    0         0               0         0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........                   0         0               0         0
18   NET CONSOLIDATED INCOME ..................            -147,070        -2        -977,797       -14
19   NET INCOME OF MINORITY INTEREST ..........              14,067         0         -18,091         0
20   NET INCOME OF MAJORITY INTEREST ..........            -161,137        -2        -959,706       -14

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF               CONCEPTS                                QUARTER OF PRESENT        QUARTER OF PREVIOUS
R                                                           FINANCIAL YEAR             FINANCIAL YEAR
                                                          -------------------       -------------------
                                                             Amount         %         Amount          %
-------------------------------------------------------------------------------------------------------
 1   NET SALES ................................           8,930,831       100       6,884,386       100
21   DOMESTIC .................................           7,099,934        79       4,946,887        72
22   FOREIGN ..................................           1,830,897        21       1,937,499        28
23   TRANSLATED INTO DOLLARS (***) ............             161,142         2         176,457         3

 6   TOTAL FINANCING COST .....................              87,751       100         320,440       100
24   INTEREST PAID ............................             217,125       247         386,212       121
25   EXCHANGE LOSSES ..........................             564,491       643         798,693       249
26   INTEREST EARNED ..........................             125,169       143          99,293        31
27   EXCHANGE PROFITS .........................             584,532       666         735,853       230
28   GAIN DUE TO MONETARY POSITION ............              -4,128        -5         -47,824       -15
42   LOST IN RESTATEMENT OF UDIS ..............              19,964        23          18,855         6
43   GAIN IN RESTATEMENT OF UDIS ..............                   0         0             350         0

 8   OTHER FINANCIAL OPERATIONS ...............              65,864       100         110,380       100
29   OTHER NET EXPENSES (INCOME) NET ..........              65,864       100         110,380       100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ......                   0         0               0         0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM
      INVESTMENTS .............................                   0         0               0         0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING          298,291       100         336,816       100
32   INCOME TAX ...............................              37,095        12           1,406         0
33   DEFERED INCOME TAX .......................             250,165        84         334,416        99
34   WORKERS' PROFIT SHARING ..................              11,330         4          -4,304        -1
35   DEFERED WORKERS' PROFIT SHARING ..........                -299         0           5,298         2

(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF          CONCEPTS                                   QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                         FINANCIAL YEAR            FINANCIAL YEAR
                                                            Amount                    Amount
----------------------------------------------------------------------------------------------------

36   TOTAL SALES ..............................            8,944,379                6,885,444
37   NET INCOME OF THE YEAR ...................              265,181                 -161,603
38   NET SALES (**) ...........................           11,931,910                9,101,859
39   OPERATION INCOME (**) ....................              378,353                  -15,506
40   NET INCOME OF MAYORITY INTEREST(**) ......             -307,860               -1,279,697
41   NET CONSOLIDATED INCOME (**) .............             -314,425               -1,321,666

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
               FROM APRIL THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

REF         CONCEPTS                                       QUARTER OF PRESENT       QUARTER OF PREVIOUS
RT                                                           FINANCIAL YEAR           FINANCIAL YEAR
                                                          -------------------       -------------------
                                                            Amount          %        Amount           %
-------------------------------------------------------------------------------------------------------
 1   NET SALES ................................           3,208,000       100       2,599,045       100
 2   COST OF SALES ............................           2,772,365        86       2,462,310        95
 3   GROSS INCOME .............................             435,635        14         136,735         5
 4   OPERATING ................................             284,719         9         255,998        10
 5   OPERATING INCOME .........................             150,916         5        -119,263        -5
 6   TOTAL FINANCING COST .....................              22,146         1         152,616         6
 7   INCOME AFTER FINANCING COST ..............             128,770         4        -271,879       -10
 8   OTHER FINANCIAL OPERATIONS ...............             -29,544        -1         103,569         4
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................             158,314         5        -375,448       -14
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................             102,539         3         122,137         5
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................              55,775         2        -497,585       -19
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............                -908         0        -119,906        -5
13   CONSOLIDATED NET INCOME OF CONTINUOUS ....              54,867         2        -617,491       -24

14   INCOME OF DISCONTINUOUS OPERATIONS .......                   0         0               0         0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................              54,867         2        -617,491       -24
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                    0         0               0         0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........                   0         0               0         0
18   NET CONSOLIDATED INCOME ..................              54,867         2        -617,491       -24
19   NET INCOME OF MINORITY INTEREST ..........              16,526         1         -25,776        -1
20   NET INCOME OF MAJORITY INTEREST ..........              38,341         1        -591,715       -23

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF          CONCEPTS                                     QUARTER OF PRESENT        QUARTER OF PREVIOUS
RT                                                          FINANCIAL YEAR             FINANCIAL YEAR
                                                          -------------------       -------------------
                                                             Amount         %          Amount         %
-------------------------------------------------------------------------------------------------------

 1   NET SALES ................................           3,208,000       100       2,599,045       100
21   DOMESTIC .................................           2,514,506        78       1,932,625        74
22   FOREIGN ..................................             693,494        22         666,420        26
23   TRANSLATED INTO DOLLARS (***) ............              60,640         2          52,890         2

 6   TOTAL FINANCING COST .....................              22,146       100         152,616       100
24   INTEREST PAID ............................              59,993       271         121,845        80
25   EXCHANGE LOSSES ..........................             251,900      1137         305,841       200
26   INTEREST EARNED ..........................              37,385       169          22,663        15
27   EXCHANGE PROFITS .........................             255,743      1155         240,494       158
28   GAIN DUE TO MONETARY POSITION ............              -3,838       -17         -17,872       -12
42   LOST IN RESTATEMENT OF UDIS ..............               7,219        33           6,309         4
43   GAIN IN RESTATEMENT OF UDIS ..............                   0         0             350         0

 8   OTHER FINANCIAL OPERATIONS ...............             -29,544       100         103,569       100
29   OTHER NET EXPENSES (INCOME) NET ..........             -29,544       100         103,569       100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ......                   0         0               0         0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM
      INVESTMENTS .............................                   0         0               0         0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING          102,539       100         122,137       100
32   INCOME TAX ...............................              -2,978        -3           4,098         3
33   DEFERED INCOME TAX .......................             103,344       101         118,022        97
34   WORKERS' PROFIT SHARING ..................               2,209         2              18         0
35   DEFERED WORKERS' PROFIT SHARING ..........                 -36         0              -1         0

(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

                                                                  Final Printing

REF           CONCEPTS                                   QUARTER OF PRESENT     QUARTER OF PREVIOUS
P                                                          FINANCIAL YEAR          FINANCIAL YEAR
                                                         ------------------     --------------------
YIELD
----------------------------------------------------------------------------------------------------
 1   NET INCOME TO NET SALES .........................        -1.65    %           -14.20    %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        -5.88    %           -40.96    %
 3   NET INCOME TO TOTAL ASSETS (**) .................        -1.63    %            -9.56    %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        -0.37    %             0.00    %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...        -2.81    %            -4.89    %

ACTIVITY
----------------------------------------------------------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................         0.62 times            0.66 times
 7   NET SALES TO FIXED ASSETS (**) ..................        10.74 times            6.89 times
 8   INVENTORIES ROTATION (**) .......................         6.92 times            6.11 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............        78    days            67    days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)         4.77    %            10.40    %

LEVERAGE
----------------------------------------------------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............        70.60    %            76.22    %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......         2.40 times            3.21 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES        68.41    %            54.25    %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........       561.78    %           256.47    %
15   OPERATING INCOME TO INTEREST PAID ...............         1.34 times           -0.12 times
16   NET SALES TO TOTAL LIABILITIES (**) .............         0.88 times            0.86 times

LIQUIDITY
----------------------------------------------------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........         1.21 times            0.91 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................         1.00 times            0.71 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............         0.62 times            0.59 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........        32.47    %            25.57    %

CASH FLOW
----------------------------------------------------------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        10.09    %            -5.58    %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................       -49.35    %           -12.98    %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -16.15 times           -3.31 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................        83.83    %           100.00    %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................        16.17    %             0.00    %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................        23.86    %            25.11    %

(**)    IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
                              (Thousands of Pesos)
                                                                  Final Printing

                                                   QUARTER OF PRESENT       QUARTER OF PREVIOUS
REF                                                   FINANCIAL YEAR           FINANCIAL YEAR
C          CONCEPTS                                        Amount                     Amount
-----------------------------------------------------------------------------------------------
1   CONSOLIDATED NET INCOME ......................         -147,070                  -977,797
2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING CASH ...........................     1,048,414                   593,973
3   CASH FLOW FROM NET INCOME OF THE YEAR ........          901,344                  -383,824
4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ....        -4,407,527                  -893,367
5   CASH GENERATED (USED) IN OPERATING ACTIVITIES        -3,506,183                -1,277,191
6   CASH FLOW FROM EXTERNAL FINANCING ............        1,925,589                   160,110
7   CASH FLOW FROM INTERNAL FINANCING ............          371,370                         0
8   CASH FLOW GENERATED (USED) BY FINANCING ......        2,296,959                   160,110
9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................        -420,712                  -244,292
10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ..................................      -1,629,936                -1,361,373
11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD ..........................      3,881,646                 3,106,632
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD ....................................      2,251,710                 1,745,259

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 3     YEAR: 2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                          QUARTER OF PRESENT   QUARTER OF PREVIOUS
REF                                                          FINANCIAL YEAR        FINANCIAL YEAR
C             CONCEPTO                                             Amount             Amount
--------------------------------------------------------------------------------------------------
 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH ..............................................   1,048,414          593,973
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR ..............     665,446          271,698
14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ..................................         304          -18,251
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ...............     -82,254           -9,175
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ...........................................           0                0
17   + (-) OTHER ITEMS .......................................     464,918          349,701
40   + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO WITH EBITDA           0                0

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ................  -4,407,527         -893,367
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .........  -3,949,808         -129,115
19   + (-) DECREASE (INCREASE) IN INVENTORIES ................    -179,837          116,093
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ..............................................    -875,451         -252,379
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ...........     140,119            6,013
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ..........     457,450         -633,979

 6   CASH FLOW FROM EXTERNAL FINANCING .......................   1,925,589          160,110
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ............     389,203          128,705
24   + LONG-TERM BANK AND STOCK MARKET FINANCING .............   3,663,369          601,404
25   + DIVIDEND RECEIVED .....................................           0                0
26   + OTHER FINANCING .......................................    -144,673          135,043
27   (-) BANK FINANCING AMORTIZATION .........................    -889,717         -676,710
28   (-) STOCK MARKET AMORTIZATION ...........................   -1,092,593         -28,332
29   (-) OTHER FINANCING AMORTIZATION ........................           0                0

 7   CASH FLOW FROM INTERNAL FINANCING .......................     371,370                0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS .............     375,518                0
31   (-) DIVIDENS PAID .......................................      -4,148                0
32   + PREMIUM ON SALE OF SHARES .............................           0                0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES .............           0                0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ..............................................    -420,712         -244,292
34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ...................................     -56,467          -75,261
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT ........    -100,390          -61,337
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ...............           0                0
37    + SALE OF OTHER PERMANENT INVESTMENTS ...................     143,775         151,926
38    + SALE OF TANGIBLE FIXED ASSETS .........................      41,161         109,407
39    + (-) OTHER ITEMS .......................................    -448,791        -369,027